

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 13, 2007

VIA U.S. MAIL AND FAX (561) 989-2952
Mr. Jeffrey Stoops
Chief Executive Officer
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, Florida

> **RE:** **SBA Communications Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for the Quarter Ended June 30.2007**
> **File No. 000-30110**

Dear Mr. Stoops:

   We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended June 30, 2007

9. Debt
0.375% Convertible Senior Notes due 2010, page 16

1. With respect to the senior notes' conversion feature, please provide us with a summary of the terms of the conversion feature. Further:

- Provide us with your analysis of paragraphs 7-32 of EITF 00-19 in determining whether you should bifurcate the embedded conversion feature and whether it should be classified as equity or a liability. For more information, please refer to the Classification and Measurement of Warrants and Embedded Conversion Features of the Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

- Tell us how you evaluated EITF 98-5, as amended by EITF 00-27, with respect to any beneficial conversion feature. In this regard, we note your concurrent issuance of warrants to the noteholders or their affiliates.

2. Tell us whether the shares of Class A common stock underlying the convertible notes are subject to registration rights. If so, provide us with your analysis of FSP EITF 00-19-2.

3. We note that you recorded the warrants as an increase to additional paid in capital. Tell us whether they meet the definition of a derivative under paragraphs 6-9 of SFAS 133, and if so, whether they meet the scope exception in paragraph 11 of SFAS 133. If the warrants do not meet the definition of a derivative under SFAS 133, they must be evaluated under EITF 00-19 to determine whether the instruments should be accounted for as liabilities or as equity. Please provide us with your analysis.

4. We further note on page 40 that concurrently with the sale of the Notes, you entered into convertible note hedge transactions with respect to your Class A common stock with affiliates of two of the initial purchasers of the Notes, which are designed to mitigate potential dilution from the conversion of the note.

  - Based on your disclosure, it appears to us that the Notes are convertible into cash or shares of your stock or a combination thereof at *your* option. Accordingly, it is unclear to us why you had a further need to enter into a hedge transaction "to mitigate potential dilution from the conversion of the note." Please provide us a more detailed analysis of the business rationale for the convertible note hedge transactions.
  - Provide us with details of your accounting for these hedges and your basis in the accounting literature.
  - Tell us why it was appropriate to record the cost of the convertible note hedge transactions as a reduction to additional paid in capital on the Company's consolidated balance sheet.

5. Citing references to the pertinent accounting literature, tell us your basis for determining the amounts allocable to the convertible debt, embedded conversion option, hedging instrument, and warrants that were contemplated as simultaneous transactions.

11. Common Stock and Comprehensive Loss, page 18

6. We note your disclosure of the potentially dilutive stock options. Please revise your
    disclosure to discuss the potential impact of the convertible senior notes.

Liquidity and Capital Resources, page 34

7. We note on page 37 that your annual debt service approximates $ 100 million. Please
    enhance your MD&A as follows:

    •   State unequivocally if your cash flows can adequately service your debt during the
        next twelve months.
    •   Provide a sensitivity analysis on the cash flow effects of interest rate increases, which
        may be significant per your disclosure on page 38, if the mortgage loan component is
        not repaid by the anticipated repayment date.
    •   Disclose if you met the required debt service ratio (as defined in the Mortgage Loan
        Agreement) as of the balance sheet date.

*   *   *   *

As appropriate, please amend your Form 10-Q and respond to these comments within 10
business days via EDGAR or tell us when you will provide us with a response. Please furnish a
cover letter with your amendment that keys your response to our comment and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn T. Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Larry Spirgel
Assistant Director